                                                                   EXHIBIT 99.1


N E W S   R E L E A S E
-------------------------------------------------------------------------------

INVESTOR CONTACTS:
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.                                 Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com


          CHARTERED REITERATES EARNINGS GUIDANCE FOR THIRD QUARTER 2002


SINGAPORE - SEPTEMBER 2, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) today reaffirmed its third-quarter earnings guidance, which was originally provided on July 19, 2002.

"The quarter is progressing much as we had expected, with sequential growth in the communications segment of our business and moderate weakness in the computer segment," said George Thomas, vice president & CFO of Chartered. "In our July guidance, we had projected that revenues would be up 5 percent sequentially. Midway through the quarter, we are moderating that guidance slightly and now expect that revenues will be flat to up 5 percent sequentially, which equates to up approximately 60 to 70 percent from the same quarter last year. Even at the low end of this band, we still expect to remain within the range of our original earnings guidance.

"We are continuing to make very good progress on our leading-edge 0.18-micron shipments. In July we projected that revenues from 0.18-micron shipments would comprise at least 35 percent of third-quarter revenues, up from 10 percent in the first quarter and 24 percent in the second quarter. Our expectation now is that it will be between 35 and 40 percent of total revenues," Thomas stated.

Based on current market and customer trends, the Company's updated guidance for third quarter 2002 is as follows:

     - Revenues: approximately flat to up 5% sequentially (up approximately 5% to 10% sequentially including Chartered's share of SMP). Previous guidance was revenues up approximately 5% sequentially (up approximately 10%, including Chartered's share of SMP)

     - ASP: up approximately 5 % sequentially, compared to previous guidance of "up a few percentage points" sequentially

     -    Utilization: approximately 40%, compared to previous guidance of "low
          40s"

     - Net loss: approximately $87 million to $90 million, unchanged from previous guidance

     - Loss per ADS: approximately $0.63 to $0.65, unchanged from previous guidance

In April, Chartered set a target to double revenues, including our share of SMP revenues, from first quarter to fourth quarter of this year. To achieve this target, revenues must grow approximately 20 percent sequentially in the fourth quarter. While the latest projections from our customer base continue to support this target, visibility into the strength of their end markets continues to be poor, and their demands could moderate. Chartered will provide specific fourth-quarter guidance in our earnings release in October.


WEBCAST CONFERENCE CALLS

In a separate press release issued today, Chartered announced a Rights Offering. Because of this announcement, two special conference calls have been scheduled, one timed for investors in Asia and a second call timed for investors in the US and Europe.

First Conference Call:

     - Singapore time: Today, September 2, 2002, at 9:00 a.m. (US time: 9:00 p.m. ET/6:00 p.m. PT, September 1, 2002).


Second Conference Call:

     - US time: Tuesday, September 3, 2002 at 10:00 a.m. ET/7:00 a.m. PT (Singapore time: 10:00 p.m., September 3, 2002)

A webcast of both conference calls will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls.

This announcement is in lieu of the mid-quarter update previously scheduled for Wednesday, September 4, 2002, Singapore time.

Chartered plans to release its third-quarter 2002 earnings on Friday, October 25, 2002, Singapore time, before the Singapore market opens.

Chartered's original guidance for third-quarter 2002 was published in the company's second-quarter 2002 earnings release which can be found at http://www.charteredsemi.com/investor/index_financial.htm.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2002 and beyond (including projected revenues of the Company and SMP, average selling price, utilization, net loss, and loss per ADS); our revenues from 0.18-micron shipments; our 2002 fourth quarter revenue target; our business strategy and financial position; and the growth of the foundry and semiconductor markets; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and availability of financings and terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.